                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO.  3 )*
                                             ---

                              Rainforest Cafe, Inc.
      -----------------------------------------------------------------
                               (Name of Issuer)

                                 Common Stock
      -----------------------------------------------------------------
                        (Title of Class of Securities)

                                   75086K104
                         ----------------------------
                                (CUSIP Number)

 Judith A. Manion, One Mellon Bank Center, Pittsburgh, PA 15228 (412) 236-1985
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 April 26, 2000

             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), 13d-1(g) check the following box [ ]

                  Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 75086K104
          ---------
                                     13D
________________________________________________________________________________
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             State of Wisconsin Investment Board
                 39-6006423
________________________________________________________________________________
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                        (a)_____
         Not Applicable                                                 (b)_____
________________________________________________________________________________
3   SEC USE ONLY


________________________________________________________________________________
4   Source Of Funds*

    OO
________________________________________________________________________________
5   Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To
    Items 2(d) Or 2(e):  |_|

________________________________________________________________________________
6   CITIZENSHIP OR PLACE OF ORGANIZATION

         Madison, Wisconsin
________________________________________________________________________________
               7    SOLE VOTING POWER
  NUMBER OF                        2,600,000
   SHARES      _________________________________________________________________
BENEFICIALLY   8    SHARED VOTING POWER
  OWNED BY                         Not Applicable
    EACH
  REPORTING    _________________________________________________________________
   PERSON      9    SOLE DISPOSITIVE POWER
    WITH                           2,600,000
               _________________________________________________________________
               10    SHARED DISPOSITIVE POWER
                                   Not Applicable

________________________________________________________________________________
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                          2,600,000 See Item 5
________________________________________________________________________________
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES  CERTAIN
    SHARES *              Not Applicable

________________________________________________________________________________
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                          11.17% See Item 5
________________________________________________________________________________
14  TYPE OF REPORTING PERSON *

           EP (Public Pension Fund)

________________________________________________________________________________

                     * SEE INSTRUCTION BEFORE FILLING OUT!

ITEM 1.  SECURITY AND ISSUER
         (a) Rainforest Cafe Inc.
         (b) 720 S. Fifth Street, Hopkins MN 55343

ITEM 2.  IDENTITY AND BACKGROUND
         (a) State of Wisconsin Investment Board
         (b) P.O. Box 7842
             Madison, WI 53707
         (c) Wisconsin State Agency

         (d) None of the Reporting Persons has been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).

         (e) During the past five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Not applicable.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         THIS STATEMENT IS FILED PURSUANT TO 13d-1(a) OR 13d-2(a) AND THE STATE OF WISCONSIN INVESTMENT BOARD IS A GOVERNMENT AGENCY WHICH MANAGES PUBLIC PENSION FUNDS SUBJECT TO PROVISIONS COMPARABLE TO ERISA.

         The State of Wisconsin Investment Board ("SWIB") is the beneficial owner of 2,600,000 shares of Common Stock. The aggregate purchase price of such shares was $14,180,668.68 and was paid out of Wisconsin Retirement System ("WRS") public pension trust funds managed by SWIB.

ITEM 4.  PURPOSE OF TRANSACTION

         SWIB is considering pursuing several possible corporate governance actions with regard to its holdings in Rainforest Cafe, Inc. ("Rainforest"), including proposing a shareholder resolution to require a majority of independent directors to be placed on the Rainforest board of directors.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) See cover page
         (b) See cover page
         (c) Transactions completed within the last 60 days:

              (1) 1. SWIB
                  2. March 28, 2000
                  3. 24,007 shares
                  4. $3.9375 per share
                  5. Normal buy on NASDAQ brokered through Herzog Heine Gould.
                  6. This purchase transaction was made in error and was
                     reversed without profit on March 30, 2000.

              (2) 1. SWIB
                  2. March 28, 2000
                  3. 5,993 shares
                  4. $3.9375 per share
                  5. Normal buy on NASDAQ brokered through Herzog Heine Gould.
                  6. This purchase transaction was made in error and was
                     reversed without profit on March 30, 2000.

              (3) 1. SWIB
                  2. March 28, 2000
                  3. 38,651 shares
                  4. $3.9183 per share
                  5. Normal buy on NASDAQ brokered through Instinet.
                  6. This purchase transaction was made in error and was
                     reversed without profit on March 30, 2000.

              (4) 1. SWIB
                  2. March 28, 2000
                  3. 9,649 shares
                  4. $3.9183 per share
                  5. Normal buy on NASDAQ brokered through Instinet.
                  6. This purchase transaction was made in error and was
                     reversed without profit on March 30, 2000.

              (5) 1. SWIB
                  2. March 30, 2000
                  3. 15,043 shares
                  4. $3.57103 per share
                  5. Normal sale on NASDAQ brokered through Paine Webber.

              (6) 1. SWIB
                  2. March 30, 2000
                  3. 60,257 shares
                  4. $3.57103 per share
                  5. Normal sale on NASDAQ brokered through Paine Webber.

              (7) 1. SWIB
                  2. March 30, 2000
                  3. 599 shares
                  4. $3.7688 per share
                  5. Normal sale on NASDAQ brokered through Instinet.

              (8) 1. SWIB
                  2. March 30, 2000
                  3. 2,401 shares
                  4. $3.7688 per share
                  5. Normal sale on NASDAQ brokered through Instinet.

         (d) Not applicable
         (e) Not applicable

ITEM 6.  NOT APPLICABLE

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS

         Exhibit 1: Press Release

                                  SIGNATURE

    After reasonable inquiry to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                 April 28, 2000
                                 --------------
                                      Date

                               /S/ George Natzke
                              -------------------
                                   Signature

                     George Natzke, Chief Financial Officer
                     --------------------------------------
                                   Name/Title

                                                                       Exhibit 1

                                                                     SWIB [logo]

For more information contact:
Vicki Hearing (608) 261-2415
John Nelson (608) 266-7232


FOR IMMEDIATE RELEASE


RAINFOREST CAFE/LANDRY'S SEAFOOD RESTAURANTS MERGER PROPOSAL CANCELLED BY
LANDRY'S

         MADISON, WIS-(April 26, 2000) A proposed merger between Rainforest Cafe ("Rainforest") and Landry's Seafood Restaurants was withdrawn today. "Rainforest shareholders were poised to reject the merger after Rainforest had postponed the originally scheduled April 18, 2000 meeting for ten days to solicit additional proxies in favor of the merger," said John Nelson, State of Wisconsin Investment Board ("SWIB") Small Company Investment Director. "We are pleased that shareholders confirmed our view that the merger price was inadequate," he added.

         SWIB, which owns approximately 11% of Rainforest and is the company's largest outside shareholder, had strongly opposed the merger. "Now we can all focus on the future of the company. SWIB has invited Rainforest's unaffiliated directors to meet with it to discuss possibilities for future direction of the company," Nelson added. "Among other things, we will be considering whether new leadership at the company is necessary. I hope the Rainforest board will take rejection of the merger as an opportunity to begin to address the concerns of its outside shareholders."

         SWIB is the investment manager for the Wisconsin Retirement System
(WRS). With over $62 billion in assets and 465,000 participants, the WRS is the ninth largest public pension fund in the U.S.